Exhibit 4.4

PROXY AGREEMENT

September 22, 2020

This PROXY AGREEMENT (this “Agreement”) is entered into as of the date set forth above by and between (i) BCPE Stack ESOP Holdco Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), and (ii) Abiding Joy Limited, a BVI business company incorporated under the laws of British Virgin Islands (“Abiding Joy”).

WHEREAS, as of the date hereof, the Company has (a) issued an aggregate amount of 1,000 class A shares which are outstanding (such shares, the “Class A Shares”), all of which are held by BCPE Stack Holdings, L.P., an exempted limited partnership established under the laws of the Cayman Islands (“Stack Holdings”) and (b) issued an aggregate amount of 17,633,120 class B Shares pursuant to the BCPE Stack ESOP Holdco Limited Share Option Plan (the “ESOP Plan”), which are outstanding (such shares, the “Class B Shares”), out of which, 11,177,098 Class B Shares are held by Abiding Joy;

WHEREAS, pursuant to the memorandum and articles of association of the Company in effect as of the date hereof, no shareholder of the Company holding Class B Shares shall have any right to vote in respect of such Class B Shares;

WHEREAS, pursuant to the ESOP Plan, at any time after an IPO (as defined below), each Person who holds Class B Shares that have vested in accordance with their terms shall have the right (each, an “Exchange Right Holder”), subject to the consent of holders of majority of the Class A Shares, to elect to exchange (the “Exchange”) all (but not less than all) of the Class B Shares that have vested in accordance with their terms then held by such Exchange Right Holder for the same number of ordinary shares of Chindata Group Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (“Chindata”);

WHEREAS, the Company, Abiding Joy, and Mr. Ju Jing (居静), a PRC citizen whose ID number is              (“Mr. Ju”) are parties to that certain Fourth Amended and Restated Shareholders Agreement of Chindata, dated as of August 18, 2020 (as may be amended, restated, modified or supplemented from time to time, the “Chindata Shareholders Agreement”);

WHEREAS, as of the date hereof, the Company holds 17,633,120 ordinary shares of Chindata (such shares, as may be adjusted for any share splits, share combinations or similar types of capital restructuring, including the re-designation of the share capital of Chindata into class A ordinary shares and class B ordinary shares which is currently contemplated to take effect in connection with an IPO, the “Subject Shares”); and

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

APPOINTMENT OF PROXY

Section 1.1    Appointment of Proxy. Subject to compliance with all applicable laws (including securities laws), the Company hereby makes, constitutes and appoints Abiding Joy, with effect from and after the closing of an initial public offering or listing of the ordinary shares (or depositary shares representing ordinary shares) of Chindata on the New York Stock Exchange or the Nasdaq National Market (an “IPO”) until the Expiration Time (as defined below), as its true and lawful proxy and attorney-in-fact, with full power to appoint a nominee or nominees to act hereunder from time to time and to vote or cause to be voted the relevant Subject Shares at any shareholders’ meeting of Chindata (including any annual or extraordinary general meeting of the shareholders of Chindata, however called, and including any meeting of the holders of any class of shares to which the Subject Shares belong), including any adjournment thereof, with the same force and effect as the Company might or could do. For the avoidance of doubt, to the extent the Company holds equity securities of Chindata other than the Subject Shares (the “Additional Shares”) after the date hereof, either through new issuance by Chindata to the Company or through the Company purchasing from other shareholders of Chindata, the Company (controlled by Stack Holdings) shall have the sole voting rights with respect to such Additional Shares at any shareholders’ meeting of Chindata (including annual or extraordinary general meeting of the shareholders of Chindata, however called, and including any meeting of the holders of any class of shares to which the Additional Shares belong) and the proxy hereunder shall not apply to such Additional Shares.

Section 1.2    Expiration Time. For purposes of this Agreement, “Expiration Time” shall mean the earlier to occur of (a) with respect to any Subject Shares, when such Subject Shares are no longer held by the Company, including due to such Subject Shares having been transferred to any Exchange Right Holder pursuant to the Exchange and (b) with respect to all Subject Shares, when (i) Mr. Ju (or any other Affiliate of Mr. Ju) ceases to hold any Class B Shares or (ii) (x) Mr. Ju ceases to act as Chief Executive Officer of Chindata and (y) Mr. Ju ceases to act as a director of Chindata due to his voluntary resignation or due to his removal following the occurrence of an Event of Default by Mr. Ju or any of his Affiliates.

ARTICLE II

TERMINATION

This Agreement shall terminate and be of no further force or effect if an IPO has not occurred on or prior to December 31, 2021.

ARTICLE III

MISCELLANEOUS

Section 3.1    Definitions. Capitalized terms used but not defined herein shall have the meanings ascribed to them under the Chindata Shareholders Agreement.

Section 3.2    Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing to the number or address set forth in Exhibit A hereto and shall be conclusively deemed to have been duly given (a) when hand-delivered to the other parties hereto, upon delivery; (b) when sent by facsimile or electronic mail at the number or address upon receipt of confirmation of error-free transmission or, in the case of electronic mail, upon such mail being sent unless the sending party subsequently learns that such electronic mail was not successfully delivered; (c) seven (7) Business Days after deposit in the mail as air mail or certified mail, receipt requested, postage prepaid; or (d) three (3) Business Days after deposit with an overnight delivery service, postage prepaid with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider. A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 3.2, by giving the other Parties written notice of the new address in the manner set forth above. Sections 8 and 19(3) of the Electronic Transactions Law (2003 Revision) of the Cayman Islands shall not apply to this Agreement.

Section 3.3    Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

Section 3.4    Amendments; Waivers. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto. Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 3.5    Governing Law; Dispute Resolution. Except as prohibited by applicable law, this Agreement and all claims or disputes arising out of or based upon this Agreement or relating to the subject matter hereof will be governed by and construed in accordance with the laws of the Cayman Islands, without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction. Except as prohibited by applicable law, the parties hereto agree that any disputes related to this Agreement will be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the UNCITRAL Arbitration Rules in force when the Notice of Arbitration is submitted, as modified by the HKIAC Procedures for the Administration of Arbitration under the UNCITRAL Arbitration Rules and as may be amended by the rest of this clause. The place of arbitration shall be Hong Kong. The language of the arbitration shall be English. The arbitral tribunal shall be composed of three arbitrators. The appointing authority shall be the HKIAC. The arbitral award is final and binding upon the parties and the parties waive irrevocably their right to any form of appeal, review or recourse to any state court or other judicial authority, insofar as such waiver may validly be made.

Section 3.6    No Third Party Beneficiaries. The terms of this Agreement are not intended to be enforceable by virtue of the Contracts (Rights of Third Parties) Law, 2014 by any Person who is not a party to this Agreement. Nothing in this Agreement shall be deemed to constitute a partnership among any of the parties hereto.

Section 3.7    Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 3.8    Counterparts. This Agreement may be executed in two or more consecutive counterparts (including by facsimile or email pdf format), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, email pdf format or otherwise) to the other parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as a deed as of the date first above written.

Company:

SIGNED AND DELIVERED as a deed in the name of BCPE STACK ESOP HOLDCO LIMITED

/s/ Zhongjue Chen
Name: Zhongjue Chen
Title: Director

IN WITNESS WHEREOF, the undersigned have executed this Agreement as a deed as of the date first above written.

Abiding Joy:

SIGNED AND DELIVERED as a deed in the name of ABIDING JOY LIMITED

/s/ Ju Jing
Name: JU Jing
Title: Director

[Signature Page to Proxy Agreement]